UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 9)*


                       Limited Brands, Incorporated
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                532716107
                              (CUSIP Number)

                            December 30, 2005
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















CUSIP: 532716107                                                Page 1 of 8


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  11,165,300


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        83,360,680
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     83,360,680     Beneficial ownership disclaimed pursuant to Rule 13d-4



 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     20.8%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA








CUSIP: 532716107                                                Page 2 of 8

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Investment Company of America
     95-1426645

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

             5   SOLE VOTING POWER

                  20,749,400


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        NONE
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,749,400



 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.2%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV




CUSIP: 532716107                                                Page 3 of 8

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Growth Fund of America, Inc.
     52-0792143

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

             5   SOLE VOTING POWER

                  20,700,000


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        NONE
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,700,000



 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.0%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV







CUSIP: 532716107                                                Page 4 of 8

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 9

Item 1(a)     Name of Issuer:
       Limited Brands, Incorporated

Item 1(b)     Address of Issuer's Principal Executive Offices:
       Three Limited Parkway
       P.O. Box 16000
       Columbus, Ohio  43216

Item 2(a)     Name of Person(s) Filing:
       Capital Research and Management Company, The Investment Company of America and The Growth Fund of America, Inc.

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       532716107

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (d)     [X]     Investment company registered under section 8
            of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 2 to 4

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:



CUSIP: 532716107                                                Page 5 of 8

       Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 83,360,680 shares or 20.8% of the 400,266,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       The Investment Company of America, an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 20,749,400 shares or 5.2% of the 400,266,000 shares of Common Stock believed to be outstanding.

       The Growth Fund of America, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 20,700,000 shares or 5.0% of the 400,266,000 shares of Common Stock believed to be outstanding.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










CUSIP: 532716107                                                Page 6 of 8

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          February 6, 2006

        Signature:     *Paul G. Haaga, Jr.
        Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President
                       Capital Research and Management Company

        Date:          February 6, 2006

        Signature:     *Vincent P. Corti
        Name/Title:    Vincent P. Corti, Secretary
                       The Investment Company of America

        Date:          February 6, 2006

        Signature:     *Paul G. Haaga, Jr.
        Name/Title:    Paul G. Haaga, Jr., Senior Vice President
                       The Growth Fund of America, Inc.



        *By    /s/ Liliane Corzo
               Liliane Corzo
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 10, 2005 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital
               Research and Management Company on August 16, 2005 with respect to Advanced Energy Industries.

















CUSIP: 532716107                                                Page 7 of 8

                               AGREEMENT

                            Los Angeles, CA
                           February 6, 2006

  Capital Research and Management Company ("CRMC"), The Investment Company of America ("ICA") and The Growth Fund of America, Inc. ("GFA") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Limited Brands, Incorporated.

  CRMC, ICA and GFA state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CRMC, ICA and GFA are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL RESEARCH AND MANAGEMENT COMPANY

                 BY:              *Paul G. Haaga, Jr.
                                  Paul G. Haaga, Jr., Executive
                                   Vice President
                                   Capital Research and Management
                                   Company


                 THE INVESTMENT COMPANY OF AMERICA

                 BY:              *Vincent P. Corti
                                  Vincent P. Corti, Secretary
                                   The Investment Company of
                                   America


                 THE GROWTH FUND OF AMERICA, INC.

                 BY:              *Paul G. Haaga, Jr.
                                  Paul G. Haaga, Jr., Senior Vice
                                   President
                                   The Growth Fund of America,
                                   Inc.


*By  /s/ Liliane Corzo
     Liliane Corzo
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 10, 2005 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on August 16, 2005 with respect to Advanced Energy Industries.




CUSIP: 532716107                                                Page 8 of 8